Exhibit 99.1

In the fourth quarter 2011

26.4% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, January 6th, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the fourth quarter 2011. Consolidated sales totaled Ch$ 123,440 million, showing a 26.4% increase as compared to the same quarter last year.

For the quarter, sales in export markets in Chilean Pesos, increased 15.2%; Sales of wine in the domestic market grew 1.5%; Domestic market – Other products increased 16.4% and sales in the Argentine subsidiary decreased 11.2%.

There is no comparison for the sales of U.S.A. (Fetzer) against last year.

				Change			Change
		4Q2011	4Q2010	(%)	2011	2010	(%)
Total Sales (Million Chilean Pesos) (*)		123,440	97,621	26.4%	413,439	364,941	13.3%
Export Markets		78,677	68,283	15.2%	264,872	259,927	1.9%
Domestic Market - Wine		16,485	16,245	1.5%	61,997	59,100	4.9%
Domestic Market - Other Products		7,984	6,856	16.4%	24,795	20,382	21.7%
Argentina Exports		3,395	3,772	-10.0%	14,506	16,869	-14.0%
Argentina Domestic		2,141	2,464	-13.1%	7,462	8,663	-13.9%
U.S.A. (Fetzer)		14,758	0	-	39,807	0	-
Total Volume (thousand liters)		71,646	68,009	5.3%	266,885	262,830	1.5%
Export Markets (1)		46,740	45,049	3.8%	170,153	170,927	-0.5%
Domestic Market - Wine		15,946	17,764	-10.2%	65,119	70,435	-7.5%
Argentina Exports (2)		2,112	3,091	-31.7%	10,274	13,700	-25.0%
Argentina Domestic		1,494	2,106	-29.1%	6,107	7,768	-21.4%
U.S.A. (Fetzer) (2)		5,354	0	-	15,233	0	-
Average Price (per liter)	Currency
Export Markets	US$	3.29	3.15	4.4%	3.21	2.99	7.6%
Domestic Market - Wine	Ch$	1,033.8	914.5	13.0%	952.1	839.1	13.5%
Argentina Exports	US$	3.14	2.54	23.5%	2.93	2.41	21.3%
Argentina Domestic	US$	2.80	2.43	15.2%	2.52	2.20	14.8%
U.S.A. (Fetzer)	US$	5.38	0	-	5.38	0	-

(*) Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.
(1) Export Volumes include exports to third parties and sales volume of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore).
(2) This figure excludes shipments to the company’s distribution subsidiaries.